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EXHIBIT 2

REPORTING PERSON RELATIONSHIPS

     On December 31, 1999, Charles River Partnership VI ("CRP VI") was the registered holder of 355,248 shares of Thermatrix Inc. common stock. Its "sister" venture capital partnership, Charles River Partnership VI-A ("CRP VI-A"), was the registered holder of 62,691 shares of Thermatrix Inc. common stock. The general partner of both CRP VI and CRP VI-A is Charles River VI GP Limited Partnership ("CRP VI GP"). The individual general partners of CRP VI GP are Richard M. Burnes, Jr., Donald W. Feddersen and Michael J. Zak. CRP VI GP and Messrs. Burnes, Feddersen and Zak disclaims beneficial ownership of the shares held by CRP VI and CRP VI-A for which it / he does not have a pecuniary interest.